Filed by Blade Urban Air Mobility, Inc.
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.
Commission File No.: 001-39046

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Blade Urban Air Mobility posted a video, “BLADE Analyst Day Kickoff,” on YouTube at the following location https://youtu.be/XKG6uvXNZBo. The transcript of the video follows:

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BLADE Analyst Day Kick Off:

CNBC:

“Does BLADE have dynamic pricing?”

“BLADE also can get another 125 million dollars from notable investors including David Geffen.”

“And we fly all day long to all New York City airports for $195 dollars.”

Fox News: “BLADE offering private transportation during the COVID-19 pandemic.”

“What the BLADE helicopter system has allowed us to do is to shorten that time from an hour to approximately six minutes.”

CNBC: “Literally going straight to Manhattan without ever being in a car that hits the road is pretty amazing.”

“I’d rather be in the BLADE.”

Parker Condie: Hello my name is Parker Condie and I am president and CEO of Helicopters Incorporated. Our company has spent the last 40 years building a nationwide network of more than 65 helicopters which we employ in nearly every major American city. Through our partnership with BLADE, we are excited to leverage our 40-year history to support the growth of the traditional rotorcraft industry of today as well as the expansion of the electric vertical aircraft industry of tomorrow.

Luc Bentolila: We, Airbus, as an early investor into BLADE. We are very pleased with their development. Our common vision about urban air mobility starts with the use of current asset of helicopters. We are building on customer experience with BLADE in the US and in India. We believe in the creation of an ecosystem for future growth. Our ambition for a more sustainable future leads us to develop new urban mobility systems like City Airbus to enable people to travel in cities in a sustainable manner. We wish BLADE to accelerate on their expansion.

Mitchell Moss: I'm Mitchell Moss, Director of the Rudin Center for Transportation at New York University. The future of transportation in large cities is going to require electric aircraft because we can't use the space any more than we have in terms of streets. Four million people come into Manhattan every day they can't come by car, they can't come by subway, they can't come by train; they have to come by all those and air transportation is going to be more and more important––especially in the post-pandemic environment where people are living further from Manhattan. 100 miles 150 miles the eastern edge of Long Island and Connecticut. The future of New York is, therefore, going to need more air, not less transportation. In fact, they're being more congested with restaurants outdoors, with bikes, with scooters, with cars, and of course with Uber and Lyft and the subways which were built 100 years ago just have limited capacity. So electric aircraft are going to be more, not less important to the future of major urban centers. BLADE is at the heart of this because BLADE's been a pioneer for more than six years in Manhattan. In fact, anyone who has a high value on their time knows that if you don't use BLADE you're going to be wasting your valuable time and traffic and congestion, which is only getting more and not less intense since the pandemic began.

Karan Singh: I'm Karan Singh, the founder of Hunch Ventures and with the help of BLADE and its teams, we have been able to, over the last two years, introduce the idea to the government authorities who have been very supportive. We've been able to get permissions for landing within cities in Bombay, and in Pune, and Shirdi which were not ever allowed before and we have now been able to take this four to six hour drive down to 30 minute flights at two to three hundred dollar prices. India has the most congested cities of the world. This makes India an ideal urban air mobility market. We've been working with the government to sensitize them about vertical mobility. We see a great response and we feel that, considering the kind of response that we have had from the consumer, this would be a well-received product in the country.

For those of you who dreamed of a future full of flight and limitless possibility, your time has come. Come with me and you'll be in a world of your imagination. BLADE, fly the future today.

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Additional Information About the Transaction and Where to Find It

Experience Investment Corp. ( “EIC”) has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade Urban Air Mobility, Inc. (“Blade”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information About the Transaction and Where to Find It.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.